ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
September 17, 2021
VIA EDGAR TRANSMISSION
Mr. John Grzeskiewicz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
ISE Mobile Payments ETF and ISE Cyber Security ETF (the “Funds”)
File Nos.: 333-179562 and 811-22668
Dear Mr. Grzeskiewicz:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendments, and the Trust has determined not to proceed with the offering of these series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
635	7/10/2020	485APOS	0000894189-20-005358
646	9/22/2020	485BXT	0000894189-20-007824
652	10/13/2020	485BXT	0000894189-20-008288
655	11/10/2020	485BXT	0000894189-20-008956
664	12/9/2020	485BXT	0000894189-20-009498
672	1/7/2021	485BXT	0000894189-21-000076
677	2/5/2021	485BXT	0000894189-21-000775
684	3/5/2021	485BXT	0000894189-21-001397
691	4/1/2021	485BXT	0000894189-21-002004
696	4/30/2021	485BXT	0000894189-21-002677
707	5/28/2021	485BXT	0000894189-21-003321
713	6/25/2021	485BXT	0000894189-21-003989
723	7/23/2021	485BXT	0000894189-21-004654
732	8/19/2021	485BXT	0000894189-21-005584
If you have any questions or require further information, please contact Michael Barolsky at (414) 765‑5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary